
Mail Stop 3030

August 12, 2016

Via E-mail
Michael W. Eller
Chief Executive Officer
Electronic Systems Technology Inc.
415 N. Quay St.
Building B1
Kennewick, Washington 99336

> **Re: Electronic Systems Technology Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-27793**

Dear Mr. Eller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm, page 15

1.   Please amend your filing to include an audit report that is signed by your independent registered public accountant as required by Article 2 of Regulation S-X. Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings. The amendment should also include currently dated Section 302 and 906 certifications that reference the amended Form 10-K.

2.   Please have your auditor revise the first paragraph of its report to identify the statements audited using titles consistent with the titles of the financial statements presented, including for example, the statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Carpenter at (202) 551-3645 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Kristin Lochhead for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery